# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 10/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, 51st Floor, New York, New York (NY), 10001, (212) 715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,126,511; sole dispositive power 0; shared dispositive power 5,126,511; aggregate amount beneficially owned 5,126,511 (5.8% of the class)
  Comment: Calculations of the percentage of shares of Common Stock beneficially owned assume 88,466,806 shares of Common Stock outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2026.
- Loeb Daniel S (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,126,511; sole dispositive power 0; shared dispositive power 5,126,511; aggregate amount beneficially owned 5,126,511 (5.8% of the class)
  Comment: Calculations of the percentage of shares of Common Stock beneficially owned assume 88,466,806 shares of Common Stock outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, New York, New York (NY), 10017
Comment: This Statement on Schedule 13D (this "Schedule 13D") is being filed with the U.S. Securities and Exchange Commission (the "SEC") with respect to the shares of Common Stock, $0.0001 par value per share (the "Common Stock") of Strata Critical Medical, Inc., a Delaware corporation and the successor entity of Blade Air Mobility, Inc. (the "Issuer"). Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons") previously filed a Schedule 13G with the SEC on August 11, 2025, as amended November 14, 2025 (the "Schedule 13G"), related to their investment in the Issuer.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the Reporting Persons.
Residence or business address: The principal business address of the Reporting Persons is 55 Hudson Yards, 51st Floor, New York, New York 10001.
Present principal occupation or employment: The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds expended an aggregate of $24,452,374 of their own investment capital to acquire the 5,126,511 shares of Common Stock held by them.
The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes and believe that the Common Stock is undervalued. The Reporting Persons believe that the underlying business of the Issuer is strong, but not of a scale to support its current overhead and that management incentive options are not aligned with creating shareholder value. Accordingly, the Reporting Persons believe that the Issuer should explore strategic alternatives, including the consideration of a potential sale of the Issuer managed by a reputable investment banking firm.
The Reporting Persons may communicate with the Issuer's management and/or Board regarding the foregoing, as well as a broad range of operational, governance and other strategic matters. The Reporting Persons may also communicate with other shareholders or third parties regarding the Issuer, its business, operations and strategic direction, including the potential exploration by the Issuer of strategic alternatives. The Reporting Persons may exchange information with any such persons pursuant to confidentiality or similar agreements. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.
The Reporting Persons intend to review their investment in the Issuer's shares of Common Stock (or derivatives with respect thereto) on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer's response to any communications that the Reporting Persons may have with the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (or derivatives with respect thereto) or selling some or all of their shares of Common Stock (or derivatives with respect thereto). The response under Item 6 below is incorporated into this Item 4 by reference. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 5,126,511 shares of Common Stock of the Issuer representing approximately 5.8% of the outstanding shares of Common Stock of the Issuer. Calculations of the percentage of shares of Common Stock beneficially owned assume 88,466,806 shares of Common Stock outstanding as of July 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds. See rows 7 through 10 of the cover pages of this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition.
Transactions in the class effected during the past sixty days: Exhibit 99.3 filed herewith, which is incorporated herein by reference, describes all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 15, 2026.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds that directly hold the shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Joint Filing Agreement
On October 15, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated October 15, 2026, by and between Third Point LLC and Daniel S. Loeb.
99.2 Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.
99.3 Trading Data.

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (10/15/2026)
- Loeb Daniel S: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (10/15/2026)
Comment: Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.